Exhibit 1
                                                                       ---------


For Immediate Release                                              26 March 2008


                              WPP Group plc ("WPP")
                               Directors Dealings


WPP was notified on 26th March 2008 that Mr Timothy Shriver, a Non-executive director of the Company purchased on 25th March 2008 1,000 WPP American Depository Receipts (ADR) at a price of $61.56 per ADR. Mr Shriver's holding in WPP is now the equivalent of 5,000 WPP ordinary shares.

END

Contact :
Feona McEwan, WPP                                         T. +44 (0)207 408 2204



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